UNITED STATES OF AMERICA

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13-A - 16 OR 15D - 16

OF THE SECURITIES AND EXCHANGE ACT OF 1934

May 7, 2004

AES GENER S.A.

(Exact name of registrant as specified in its charter)

AES GENER INC.

(Translation of registrant's name into English)

Mariano Sanchez Fontecilla 310, 3rd Floor, Santiago Chile (562) 6868900

(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

On May 6, 2004 the Registrant filed with the Superintendencia de Valores y Seguros of Chile (the "SVS") the material fact related to the intention of Inversiones Cachagua Limitada to make a secondary offering in international markets for a percentage of the shares of the company that it owns. Attached is a free English translation of the report that was filed by the Registration with the Superintendencia de Valores y Seguros of Chile (SVS).

TABLE OF CONTENTS

Page

- English translation of Letter	5

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AES GENER S.A.

Date: May 7, 2004 By : /S/ FRANCISCO CASTRO

Francisco Castro

Chief Financial Officer

Santiago, May 7, 2004

Office of Filings and information Services

Securities and Exchange Commission

450 Fifth Street, N.W.

Mail Stop 1-4

Washington, D.C. 20549

U.S.A.

Re: AES Gener S.A.

Form 6-K File N. 1-13210

Dear Sirs:

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934, we hereby enclose one originally executed copy of Form 6-K with information of a Material Fact related to the intention of Inversiones Cachagua Limitada to make a secondary offering in international markets for a percentage of the shares of the company that it owns. Such Form is an English translation of the report that AES Gener filed in Spanish on May 6, 2004 with the Superintendencia de Valores y Seguros de Chile.

Yours sincerely,

AES Gener S.A.

Francisco Castro

Chief Financial Officer

May 6, 2004

MATERIAL FACT

Mr. Alejandro Ferreiro Yazigi

Superintendent of Securities and Insurance

Pursuant to the provisions set forth in Article 9 and the 2nd paragraph of Article 10 of Law 18,045 and Confidential Resolution N 112 dated May 5, 2004, I hereby inform you that in the Extraordinary Session held on April 30, 2004, the Board of Directors of AES Gener S.A., (the "Company") has acknowledged the intention of Inversiones Cachagua Limitada to eventually make a secondary offer in international markets for a percentage of the shares of the Company that it owns and authorized its management to cooperate in the execution of said secondary offer of shares, including: (i) providing and facilitating access to all the financial, legal and accounting information of the Company as required, and authorizing disclosure of Company's information for the purposes of preparing and issuing offering documents or prospectus to be distributed to potential investors internationally; (ii) collaborating in the preparation of said offering documents; (iii) authorizing the participation of executives from the company in the due diligence meetings and road shows to be carried out internationally in order to respond to the inquiries of potential investors; (iv) subscribing the necessary contracts or supporting documents for the success of the secondary offer; (v) registering the offering and the shares (and ADRs if any) with the U.S. Securities and Exchange Commission and in one or more stock exchanges in the U.S., and (vi) in general, offering any other support that may be reasonably necessary for the aforementioned purposes.

Finally, we hereby inform you that AES Gener S.A. shall not bear any responsibility for the expenses incurred in connection with such secondary offering.

Sincerely yours,

Francisco J. Castro crichton

Alternate Chief Executive Officer

AES Gener S.A.